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                        BEACON EDUCATION MANAGEMENT, INC.
                          112 Turnpike Road, Suite 107
                        Westborough, Massachusetts 01581


                                 August 7, 2001


VIA EDGAR AND FEDEX

Securities & Exchange Commission
Division of Corporation Finance
450 5th Street NW
Washington, DC 20549

     Re: Beacon Education Management, Inc. Registration Statement (the "Registration Statement") on Form S-1 (Reg. No. 333-60450)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), the undersigned registrant, Beacon Education Management, Inc. (the "Company"), hereby requests the Commission's consent to withdraw the above-referenced Registration Statement. The Registration Statement was originally filed with the Commission on May 8, 2001.

         In light of current market conditions, the Company has determined not to proceed at this time with the public offering contemplated by the Registration Statement. The Company hereby confirms that no securities have been sold pursuant to the Registration Statement and that all activity regarding the proposed public offering has been discontinued. Accordingly, the Company respectively requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use by the Company or pursuant to Rule 457(p) of Regulation C of the Act.

         Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

         Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Company's facsimile number is (508) 836-2604.


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Securities & Exchange Commission
08/07/01
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         If you have any questions regarding this application for withdrawal, please contact the undersigned at (508) 836-4461 or Howard H. Lamar III of Bass, Berry & Sims PLC at (615) 742-6209.


                                    Sincerely,

                                    BEACON EDUCATION MANAGEMENT, INC.



                                    By: /s/ Geoffrey M. Holczer
                                        ----------------------------------------
                                    Name:    Geoffrey M. Holczer
                                    Title:   Chief Financial Officer

cc:      Howard H. Lamar III